USANA HEALTH SCIENCES, INC.
Insider Trading and Confidentiality Policy
Updated: February 2024
•This Policy prohibits any disclosure of or trading on material, nonpublic information
•You must report any suspected or actual violations of this Policy
•Violations of this Policy may lead to disciplinary action, including termination, and subject the individuals involved to civil and criminal penalties
•The Company may need to report any suspected or actual violations to relevant authorities
Introduction and Purpose
As a public company, USANA Health Sciences, Inc. (“USANA”) is subject to various federal and state securities laws and regulations governing trading in its securities. It is the policy of USANA and its majority-owned subsidiaries and business units and divisions (collectively, the “Company”) to comply fully, and to assist its employees, officers, directors and other related individuals, to comply fully with these laws and regulations and to take an active role in the prevention of insider trading violations. The Company has adopted the following Policy to provide procedures and guidelines with respect to transactions in the Company’s securities, the protection of material, nonpublic information and the standard of conduct expected of the Company’s employees in this highly sensitive area. The Company depends upon the conduct and diligence of its employees, in both their professional and personal capacities, to ensure full compliance with this Policy.
Scope of Policy
The Policy applies to all Company directors, officers and employees, as well as members of such persons’ immediate families and households. All references in this Policy to employees of the Company should be read to include all such persons listed in the preceding sentence. It is the personal obligation and responsibility of each officer, director and employee of the Company to act in a manner consistent with this Policy.
Requirements
If you have any questions concerning this Policy and its application, contact the Chief Legal Officer of the Company.
1.LEGAL BACKGROUND
Insider Trading is a top enforcement priority of the Securities and Exchange Commission (“SEC”), the Department of Justice and the New York Stock Exchange (“NYSE”). Criminal prosecutions for insider trading are commonplace and may result in fines and/or imprisonment.
What is insider trading? The prohibition against insider trading generally is understood to prohibit (1) purchasing or selling, or offering to purchase or sell, any security on the basis of material, nonpublic information, (2) disclosing or “tipping” material, nonpublic information to others or recommending the purchase or sale of securities on the basis of such information, or (3) assisting someone who is engaged in any of the above activities.
Who is an insider? The term “insider” applies to anyone who, by virtue of a special relationship with the Company, possesses material, nonpublic information regarding the business of the Company. An individual can be considered an insider for a limited time with respect to certain material, nonpublic information even though he or she is not a director or officer. For example, an assistant who knows that an acquisition is about to occur may be regarded as an insider with respect to that information until the news of such acquisition has been fully disclosed to the public.
What is material, nonpublic information? It is not possible or practicable to define all categories of material information. Information is generally deemed to be “material” if there is a substantial likelihood a “reasonable investor” would rely on it in deciding to purchase, sell or hold a security to which the information relates. As a practical matter, materiality often is determined after the fact, when it is known that someone has traded on the information and after the information itself has been made public and its effects upon the market are more certain.
While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Material information may be positive or negative. Examples of information that is generally regarded as material are:

•Financial results
•Projections of future results or other guidance;
•Major proposed or pending acquisitions, investments or divestitures;
•Significant project or product developments;
•Changes in key personnel;
•Changes in dividends;
•Stock splits;
•Stock buy-backs;
•New equity or debt offerings;
•Positive or negative developments in outstanding significant litigation or regulatory matters involving the Company;
•Significant actual or potential cybersecurity risks, incidents or events that affect the Company or third party providers that support the Company’s business operations, including computer system or network compromises, viruses or other destructive software and data breach incidents that may disclose personal, business, or other confidential information;
•Events that may result in the creation of a significant reserve or write-off or other significant adjustments to the financial statements;
•Actual or threatened significant litigation or inquiry by a governmental or regulatory authority; and
•Any other facts which might cause the Company’s financial results to be substantially affected.
Material information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition or introduction of a new product, the point at which negotiations or product development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on the Company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material even if the possibility that the event will occur is relatively small.
If you are unsure whether information is material, you should either consult the Chief Legal Officer before making any decision to disclose such information (other than to persons who need to know it) or to trade in or recommend securities to which that information relates or assume that the information is material.
“Nonpublic” information is any information that has not been previously disclosed and is not otherwise available to investors generally. The fact that information has been disclosed to a few members of the public does not make it public for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors generally, and the investors must be given the opportunity to absorb the information. Filings with the SEC and press releases are regarded as public information. Information about undisclosed financial results or a possible merger, acquisition or other material development, whether concerning the Company or otherwise, and obtained in the normal course of employment or through a rumor, tip or just “loose talk,” is not public information. Information should be considered “nonpublic” until the beginning of the second (2nd) Trading Day (as defined below) after such information has been disseminated widely to the general public through press releases, news tickers, publication in a widely available newspaper, SEC filings or other widely disseminated means.
For purposes of this Policy, a “Trading Day” shall mean a day on which the NYSE is open for trading. A Trading Day begins at the time trading actually begins on such day.
As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Chief Legal Officer or assume that the information is nonpublic and treat it as confidential.

2.POLICIES REGARDING TRANSACTIONS IN THE COMPANY’S SECURITIES
This Policy applies to any and all transactions, direct and indirect, in all of the Company’s securities, including without limitation, the Company’s common stock (including those shares of common stock that may be held in any Company 401(k) retirement savings plan, pension plan, retirement plan, other similar plan or any such similar plan that the Company may adopt in the future), and derivative securities (including stock options, warrants, and convertible debentures, puts, and calls, and other similar securities) regardless of whether or not issued by the Company. This Policy also applies to any and all hedging transactions involving the Company’s securities, including collar and forward sale transactions.
A.Prohibitions for All Employees.
No Trading on Material Nonpublic Information.
No employee who is aware of any material, nonpublic information concerning the Company or a third party with whom the Company does business, shall engage in any transaction in the Company’s or such third party’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she obtains such material, nonpublic information, and ending at the beginning of the second (2nd) Trading Day following the date of public disclosure of that information, or at such time as such nonpublic information is no longer material.
No Tipping
No employee shall disclose (“tip”) material, nonpublic information to any other person (including family members, individual investors, analysts, and members of the investment community and news media), other than a director, officer or employee of the Company, unless (i) required as part of that employee’s regular duties for the Company and (ii) authorized by the Company’s Legal Department, where such information may be used by the recipient thereof to his or her benefit by trading in the securities of the company or companies to which such information relates, nor shall an employee make recommendations or express any opinions as to trading in the Company’s securities on the basis of material, nonpublic information.
No Short Sales
No employee shall engage in a short sale of the Company’s securities at any time. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within twenty (20) days thereafter (a “short against the box”). Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and, therefore, signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. A short seller may be suspected of insider trading, and may be subject to criminal prosecution and other penalties.
No Investments in Derivatives of the Company’s Securities
No employee shall invest in Company-based derivative securities. “Derivative Securities” are options, warrants, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as the Company’s common stock. Derivative transactions are trades involving derivative securities related to the Company’s stock including, but are not limited to, exchange-traded options, calls, puts, straddles and other derivative securities related to the Company’s common stock. However, holding and exercising stock options, restricted stock units or other derivative securities granted under the Company’s equity compensation plans is not prohibited by this Policy.
No Margin Purchases
No employee shall purchase the Company’s securities on margin. This means such persons are prohibited from borrowing from a brokerage firm, bank or other entity in order to purchase the Company’s securities (other than in connection with “cashless” exercises of stock options under the Company’s equity compensation plans).
No Hedging or Pledging
Hedging transactions are trades involving the Company’s securities in which the trader seeks to hedge or limit the downside of the transaction and include, but are not limited to, equity swaps, collar transactions, forward sales contracts, and other equivalent hedging arrangements. Our executive officers and directors are prohibited from hedging or pledging any Company securities that they hold directly. In addition, our officers and directors are prohibited from engaging in short sales of our stock and may not hedge or pledge equity compensation.

401(k) Plan
This Policy does not apply to purchases of Company stock in its 401(k) plan resulting from periodic contributions of money pursuant to a payroll deduction election. The Policy does apply, however, to certain elections made under the Company’s 401(k) plan, including (a) an election to increase or decrease the percentage of periodic contributions that will be allocated to the Company stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (c) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of the Company stock fund balance and (d) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund, made pursuant to standing instructions entered into while the employee is not in possession of material nonpublic information or otherwise subject to a Blackout Period or Special Trading Blackout.
No Trading During Blackout Periods
No employee shall trade in the Company’s securities during designated blackout periods (each a “Blackout Period”). Each Blackout Period begins at the close of the market on the fourteenth (14th) day prior to the close of any fiscal quarter and ends at the beginning of the second (2nd) Trading Day following the release of the Company’s quarterly or annual financial results for that particular quarter. The prohibition against trading during the Blackout Period also prohibits the fulfillment of “limit orders” by any broker for such employee or member of such person’s immediate family or household, and the brokers with whom any such “limit order” is placed must be informed of such prohibition at the time such “limit order” is placed.
Notwithstanding the foregoing, a transaction may be exempt from this prohibition if it is made pursuant to pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) that meets the following requirements (an “Approved 10b5-1 Plan”):
1.It has been reviewed and approved by the Company’s Chief Legal Officer or Legal Department at least [five days] in advance of being entered into (or, if revised or amended, such proposed revisions or amendments have been reviewed and approved by the Company’s Chief Legal Officer or Legal Department at least [five days] in advance of being entered into);
2.It provides that no trades may occur thereunder until expiration of the applicable cooling-off period specified in Rule 10b5-1(c)(ii)(B), and no trades occur until after that time. The appropriate cooling-off period will vary based on the status of the employee. For directors and officers, the cooling-off period ends on the later of (x) ninety days after adoption or certain modifications of the 10b5-1 plan; or (y) two business days following disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the quarter in which the 10b5-1 plan was adopted. For all other employees, the cooling-off period ends 30 days after adoption or modification of the 10b5-1 plan. This required cooling-off period will apply to the entry into a new 10b5-1 plan and any revision or modification of a 10b5-1 plan;
3.It is entered into in good faith by the employee, and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1, at a time when the employee is not in possession of material nonpublic information about the Company; and, if the employee is a director or officer, the 10b5-1 plan must include representations by the employee certifying to that effect;
4.It gives a third party the discretionary authority to execute such purchases and sales, outside the control of the employee, so long as such third party does not possess any material nonpublic information about the Company; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; and
5.It is the only outstanding Approved 10b5-1 Plan entered into by the employee (subject to the exceptions set out in Rule 10b5-1(c)(ii)(D)).
If you are considering entering into, modifying or terminating an Approved 10b5-1 Plan or have any questions regarding Approved Rule 10b5-1 Plans, please contact the Company’s Chief Legal Officer or Legal Department. You should consult your own legal and tax advisors before entering into, or modifying or terminating, an Approved 10b5-1 Plan. A trading plan, contract, instruction or arrangement will not qualify as an Approved 10b5-1 Plan without the prior review and approval of the Chief Compliance Officer or Legal Department as described above.

Special Blackout Periods
The Company, through the Chief Legal Officer or his or her designee, may impose special black- out periods (a “Special Blackout Period”) during which certain persons will be prohibited from buying, selling or otherwise effecting transactions in any stock or other securities of the Company, even though the trading window would otherwise be open. If a Special Blackout Period is imposed, the Company will notify affected individuals, who should thereafter not engage in any transaction involving the purchase or sale of the Company’s securities and should not disclose to others the fact of such suspension of trading.
Post-Employment Transactions
In the event service or employment is terminated, the employee or director will remain subject to the terms of this policy for the duration of any Blackout Period or Special Blackout Period in effect at the time of termination. In addition, if the employee is in possession of material nonpublic information concerning the Company at the time of termination, the employee shall not trade in the Company’s securities or disclose such information at any time following termination until such information has been made public by the Company or it is no longer material in compliance with this Policy.
B. Prohibitions and Procedures for Section 16 Reporting Persons and Designated Individuals
The following prohibitions and procedures apply to Section 16 Reporting Persons (as defined below) and certain other employees that may be designated by the Company from time to time (“Designated Individuals”). Section 16 Reporting Persons are members of the Company’s Board of Directors and certain executive officers, who are subject to the reporting and liability provisions of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder. Section 16 Reporting Persons and Designated Individuals are subject to additional restrictions under this Policy and will be notified of their status by the Company. In addition, under special circumstances, certain employees who are not Section 16 Reporting Persons or Designated Individuals may gain access to material, nonpublic information and the Company, in its discretion, may determine that such employees may also be subject to the prohibitions and procedures in this Section of the Policy for such period of time as the Company deems appropriate.
No Trading in the Company’s Securities on a Short-Term Basis
Any Company securities purchased on the open market by a Section 16 Reporting Person, Designated Individual or member of such individuals’ immediate family or household must be held for a minimum of six (6) months. Note that the SEC’s short swing profit rules already penalize Section 16 Reporting Persons who sell any Company securities within six (6) months of a purchase by requiring such person to disgorge all profits to the Company whether or not such person had knowledge of any material, nonpublic information.
C. Pre-Clearance of Trading by Section 16 Reporting Persons and Designated Individuals
If a Section 16 Reporting Person, Designated Individual or member of such person’s immediate family or household is contemplating a transaction in the Company’s securities, the proposed transaction must be pre-cleared with either the Company Chief Legal Officer or his or her designee, even if the proposed transaction is to take place outside of the Blackout Period. If the transaction is cleared to proceed, the Company Legal Department will assist a Section 16 Reporting Person in complying with Section 16 and, where applicable, Rule 144 of the Securities Act of 1933, as amended.
Although individual trades conducted pursuant to an Approved Rule 10b5-1 Trading Plan are not subject to pre-clearance, the plan must be approved before it can be implemented. In addition, the Company Legal Department may in its discretion, on a case-by-case basis, authorize trading in the Company’s securities (but not during special Blackout Periods) due to financial or other hardships.
D. Exception to the Prohibitions on Trading
The only exception to this Policy’s prohibitions of trading in the Company’s securities as outlined above is the following:
Transactions under Company Plans – Exercises in awards granted under the Company’s equity compensation plans for cash or the surrender of shares to the Company in payment of the stock option exercise price or in satisfaction of any tax withholding obligations; provided that any securities acquired pursuant to such exercise may not be sold while the employee is in possession of material nonpublic information or subject to a special blackout or during a Blackout Period.

While these transactions are an exception to this Policy’s prohibitions on trading in the Company’s securities, a Section 16 Reporting Person, Designated Individual or member of such person’s immediate family or household contemplating such a transaction should still pre-clear the proposed transaction with the Company’s Chief Legal Officer or his or her designee.
E. No Trading on Material Nonpublic Information at Any Time.
Any person who is aware of or possesses Material Nonpublic Information, whether or not subject to a Blackout Period, should not engage in any transaction in the Company’s securities until such information has been known publicly until at least the beginning of the second Trading Day following the public disclosure thereof, whether or not the Company has recommended a suspension of trading as to that person. Trading in the Company’s securities outside a Blackout Period should not be considered a “safe harbor,” and all employees should use good judgment at all times in transactions involving the Company’s securities.
3. POLICIES REGARDING THE USE, DISCLOSURE, AND PROTECTION OF MATERIAL, NONPUBLIC INFORMATION
All employees of the Company have ethical and legal responsibilities to maintain the confidentiality of material, nonpublic information. Nonpublic information relating to the Company is the property of the Company and unauthorized disclosure of such information is prohibited. As explained previously, under no circumstances may an employee use material, nonpublic information about the Company for his or her personal benefit. Moreover, except as specifically authorized or in the performance of regular corporate duties, under no circumstances may an employee release to others information that might affect the Company’s securities.
Therefore, it is important that an employee not disclose material, nonpublic information to anyone, including other employees of the Company, unless the other employee needs to know such information in order to fulfill his or her job responsibilities. Under no other circumstances should such information be disclosed to anyone, including family, relatives or business or social acquaintances. In maintaining the confidentiality of the information, the individual in possession of such information shall not affirm or deny statements made by others, either directly or through electronic means, if such affirmation or denial would result in the disclosure of material, nonpublic information.
If an employee has any doubt about whether certain information is nonpublic or material, such doubt should be resolved in favor of not communicating such information or trading without discussing with the assigned compliance officer or raising with in-house counsel. Questions concerning what is or is not material, nonpublic information should be directed to the Company’s Legal Department.
Material, Nonpublic Information Regarding Other Companies
In the ordinary course of doing business, employees may come into possession of material, nonpublic information with respect to other companies. This Policy and the guidelines described herein also apply to the material nonpublic information of other companies, including the Company’s distributors, vendors or suppliers, when that information is obtained in the course of employment with, or other services performed on behalf of, the Company. An individual receiving material, nonpublic information in such a manner has the same duty not to disclose the information to others or to use that information in connection with securities transactions of such other company as such individual has with respect to material, nonpublic information about the Company.
If the Company is in the process of negotiating a significant transaction with another company, employees are cautioned not to trade in the stock of that company if they are in possession of material, nonpublic information concerning such company.
If an employee is not certain whether it is permissible to trade in the stock of such company, the employee should contact the Company’s Legal Department before making any trades.
Unauthorized Disclosure of Internal Information
Unauthorized disclosure of internal information about the Company may create serious problems for the Company whether or not the information is used to facilitate improper trading in securities of the Company. Therefore, it shall be the duty of each person employed or affiliated with the Company to maintain the confidentiality of information relating to the Company or obtained through a relationship of confidence. Company personnel should not discuss internal Company matters or developments with anyone outside the Company, except as necessary in the performance of regular corporate duties.

Inquiries Regarding Material, Nonpublic Information
In the event an employee receives any inquiry from outside the Company, such as from a stock analyst or the press, for information (particularly financial results and/or projections), the inquiry should be referred without comment to the Company’s Investor Relations Department responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations and Company policies and procedures.
Precautions to Prevent Misuse or Unauthorized Disclosure of Sensitive Information
When an employee is involved in a matter or transaction which is sensitive and, if disclosed, could reasonably be expected to have an effect on the market price of the securities of the Company or any other company involved in the transaction, that individual should consider taking extraordinary precautions to prevent misuse or unauthorized disclosure of such information. Such measures include the following:
•Maintaining files securely and avoiding storing information on computer systems that can be accessed by other individuals;
•Avoiding the discussion of confidential matters in areas where the conversation could possibly be overheard;
•Not gossiping [casually discussing] about Company affairs; and
•Restricting the copying and distribution of sensitive documents within the Company.
Internet
Any written or verbal statement that would be prohibited under the law or under this Policy is equally prohibited if made on the Internet or by social media.
Inadvertent Disclosure of Material, Nonpublic Information
If material, nonpublic information regarding the Company is inadvertently disclosed, no matter what the circumstances, by any employee, the person making or discovering that disclosure should immediately report the facts to the Chief Legal Officer.
4. WHAT SHOULD YOU DO IF YOU SUSPECT OR BECOME AWARE OF A VIOLATION OF THIS POLICY?
Any person who suspects or becomes aware of violations of this Policy must report them promptly to the Company’s Chief Legal Officer or to the USANA Silent Whistle Alert System. No one who in good faith reports any suspected problem or wrongdoing will suffer retaliation or adverse employment consequences for having made such a report. Failing to properly report suspected violations of this Policy is viewed with the utmost seriousness by the Company.